BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                        October 28, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust III
                  Registration Statement on Form N-1A
                  (File Nos. 333-120144 and 811-21664)

Ladies and Gentlemen:

         This letter is to respond to comments we received on October 23, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Pioneer Series Trust III (the "Registrant") with respect to its series Pioneer Cullen Value Fund (the "Fund") filed on September 1, 2009.

A. General Comments

1. Comment: The Staff requested that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the fund's response to the Staff's comments.

        Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment: The Staff requested that the Registrant include in its response letter the legend that it intends to use in the summary prospectus filed under Rule 497(k).

        Response: The following legend will be included in the Registrant's summary prospectus to be filed under Rule 497(k):

        Before you invest, you may want to review the fund's prospectus, which contains more information about the fund and its risks. You can find the fund's prospectus, statement of additional information, shareholder reports and other information about the fund online at [www.pioneerinvestments.com]. You also can obtain this information at no cost by calling 1-800-225-6292 or by sending an email request to askpioneer@pioneerinvestments.com. The fund's current prospectus and statement of additional information, dated November 1, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated June 30, 2009, are incorporated by reference into this summary prospectus.

3. Comment: The Staff requested that the Registrant revise the disclosure in the Fund's prospectus and statement of additional information or otherwise respond to the applicable Staff comments on Post-Effective Amendment No. 46 to the Registration Statement of Pioneer Bond Fund provided by Mr. Minore on October 22, 2009.

        Response: The Registrant has made the requested changes.

B. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states in the Principal Investment Strategies section that the Fund invests "primarily in equity securities". The Staff requested that the Registrant add a definition of "equity securities" to the Principal Investment Strategies section.

        Response: The Registrant has made the requested change.

2. Comment: The Staff noted that the Registrant states in the Principal Investment Strategies section that the Fund "may invest a portion of its total assets in securities of issuers that are not U.S. or Canadian issuers, including emerging markets issuers".

        i. The Staff requested that the Registrant replace "a portion" in the above statement with "up to 30%" or include "up to 30%" in a parenthetical following "total assets", consistent with the disclosure in the "More on the Fund's Principal Investment Strategies" section.

        ii. The Staff requested that the Registrant add "up to 10%" before "emerging market issuers" in the above statement, consistent with the disclosure in the "More on the Fund's Principal Investment Strategies" section.

        Response: The Registrant has made the requested changes.

3. Comment: The Staff noted that the Registrant states in the Principal Investment Strategies section that the Fund may invest in "debt securities". The Staff requested that the Registrant include a statement that highlights the Fund's quality criteria for investment in debt securities (i.e., state that the Fund invests in investment grade debt securities, or investment grade and below investment grade debt securities).

        Response: The Registrant has made the requested change.

C. Principal Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant replace the word "certain" with the word "principal" in the third sentence of the first paragraph in the Principal Risks of Investing in the Fund section.

        Response: The Registrant has made the requested change.

2. Comment: The Staff noted that the Registrant includes a risk factor titled "Issuer Concentration Risk". The Staff requested that the Registrant re-title this risk factor "Issuer Focus Risk" because the Fund is not concentrated.

        Response: The Registrant has made the requested change.

3. Comment: The Staff noted that the Registrant includes a risk factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to indicate in its response if there has been a material change in the Fund's expense ratio since the Fund's fiscal year end, and if so, whether the expenses included in the Fee Table have been restated to reflect the Fund's current expenses.

        Response: The Registrant confirms that there has not been a material change in the Fund's expense ratio since the Fund's fiscal year end that would require the expenses included in the Fee
        Table to be restated.

D. Management

1. Comment: The Staff noted that in the Portfolio Management section, the Registrant states:

        "James P. Cullen (lead manager), President of Cullen
        (since 2000), John C. Gould, Executive Vice President of
        Cullen (since 2000) and Brooks H. Cullen, Vice President of Cullen (since 2000)."

        The Staff requested that the Registrant revise the above disclosure to clarify that the dates included therein refer to each individual's length of service as a portfolio manager of the Fund.

        Response: The Registrant has made the requested change.

E. More on the Fund's Investment Strategies

1. Comment: The Staff noted that the Registrant states in the More on the Fund's Investment Strategies section that "the Fund's investment objectives may be changed without shareholder approval". The Staff requested that the Registrant specify in the disclosure whether the Fund's investment objective may be changed with notice to shareholders or without notice to shareholders.

        Response: The Registrant has made the requested change.

2. Comment: The Staff noted that the Registrant states in the More on the Fund's Investment Strategies section that for purposes of the Fund's investment policies, "equity securities" include exchange-traded funds. The Staff requested that the Registrant confirm that Acquired Fund Fees and Expenses will be presented in the Fee Table to the extent that investments in exchange-traded funds represent 0.01% or more of the Fund's expenses.

        Response: The Registrant confirms that Acquired Fund Fees and Expenses will be presented in the Fee Table to the extent that investments in exchange-traded funds represent 0.01% or more of the Fund's expenses.

3. Comment: The Staff noted that the Registrant states in the More on the Fund's Investment Strategies section that:

        "The subadviser focuses on the quality and price of individual issuers and securities, not on economic sector or market-timing strategies. Factors the subadviser looks for in selecting investments include:

        * a below average price/earnings ratio as compared to that of the Standard & Poor's (S&P) 500 Stock
                Index; and
        * above average projected earnings growth as compared to that of the S&P 500 Stock Index.

        The subadviser generally sells a portfolio security when it believes that the security's market value reflects its underlying value. The subadviser makes that determination based upon the same criteria it uses to select portfolio securities."

        The Staff requested that the Registrant confirm that the above disclosure is summarized in the Principal Investment
        Strategies section.

        Response: The Registrant has revised the disclosure in the More on the Fund's Investment Strategies section to include a summary of the disclosure referenced by the Staff.

4. Comment: The Staff noted that the Registrant includes disclosure regarding securities lending. The Staff requested that the Registrant indicate in the disclosure that when the Fund receives cash collateral in connection with loans of securities, the Fund may pay a portion of the income earned on the investment of collateral to the borrowers of the securities, lending agent or other intermediary.

        Response: The Registrant has made the requested change.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                        Sincerely,



                                        /s/ Jeremy Kantrowitz
                                        ---------------------
                                        Jeremy Kantrowitz